SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2006

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

September 7th 2006

AUGUST 2006 TRAFFIC

Passenger activity

  ➢    4.8% growth in traffic with load factor maintained at the high level of 84.3%

  ➢    Further increase in unit revenue

Passenger operations

In August, levels of activity at Air France-KLM remained strong, with traffic rising 4.8% in line with capacity (+4.5%). The load factor remained stable at the high level of 84.3% (+0.2 points). The Group carried over 6.3 million passengers, up 4.7%.

The Group posted a further significant increase in yield in August, thanks to a rise in average revenue per passenger in all segments.

-	On the Americas, traffic grew by 2.2% on 3.6% higher capacity. Although down by 1.2 points, the load factor remained at the very high level of 87.7%.

-	Activity on the Asian routes remained buoyant with traffic rising 9.2% on 7.5% higher capacity. The load factor reached 88.9%, up 1.4 points.

-

The geopolitical situation in the Middle-East continued to weigh on activity in the region. However, thanks to the strong performance of Africa, overall traffic on the Africa & Middle-East network increased by 7.7% in line with capacity (+8.0%). The load factor remained stable at 84.5% (-0.2 points).

-	On the Caribbean & Indian Ocean sector, capacity was reduced by 2.7% while traffic was down 3.3%. The load factor stood at 85.4%, down 0.5 points.

-	Activity on the European network remained particularly strong with traffic up by 7.7% on 5.1% higher capacity. The load factor improved by 1.8 points to reach 74.6%.

Cargo operations

In August, cargo traffic increased by 2.3% on 1.6% higher capacity. The cargo load factor reached 61.3%, up 0.4 points.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

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STATISTICS

Passenger activity (in millions)

	August			Cumulative
Total Group	2006	2005	%	2006-07	2005-06	%
Passengers carried (000s)	6,347	6,064	4.7%	32,246	30,503	5.7%
Revenue pax-kilometers (RPK)	18,095	17,267	4.8%	86,181	80,936	6.5%
Available seat-kilometers (ASK)	21,469	20,541	4.5%	104,012	99,149	4.9%
Load factor (%)	84.3%	84.1%	0.2	82.9%	81.6%	1.2

Europe (including France)
Passengers carried (000s)	4,314	4,099	5.2%	22,692	21,520	5.4%
Revenue pax-kilometers (RPK)	3,630	3,370	7.7%	18,203	16,955	7.4%
Available seat-kilometers (ASK)	4,864	4,630	5.1%	24,318	23,164	5.0%
Load factor (%)	74.6%	72.8%	1.8	74.9%	73.2%	1.7

America (North and South)
Passengers carried (000s)	822	805	2.1%	3,950	3,767	4.9%
Revenue pax-kilometers (RPK)	5,986	5,855	2.2%	28,795	27,467	4.8%
Available seat-kilometers (ASK)	6,823	6,587	3.6%	32,400	31,400	3.2%
Load factor (%)	87.7%	88.9%	-1.2	88.9%	87.5%	1.4

Asia / Pacific
Passengers carried (000s)	452	408	10.9%	2,159	1,892	14.1%
Revenue pax-kilometers (RPK)	3,885	3,556	9.2%	18,671	16,636	12.2%
Available seat-kilometers (ASK)	4,370	4,065	7.5%	21,404	19,582	9.3%
Load factor (%)	88.9%	87.5%	1.4	87.2%	85.0%	2.3

Africa / Middle East
Passengers carried (000s)	470	454	3.6%	2,164	2,019	7.2%
Revenue pax-kilometers (RPK)	2,517	2,338	7.7%	11,306	10,395	8.8%
Available seat-kilometers (ASK)	2,979	2,759	8.0%	14,670	13,382	9.6%
Load factor (%)	84.5%	84.7%	-0.2	77.1%	77.7%	-0.6

Caribbean / Indian Ocean
Passengers carried (000s)	289	297	(2.7%)	1,281	1,304	(1.8%)
Revenue pax-kilometers (RPK)	2,077	2,148	(3.3%)	9,205	9,483	(2.9%)
Available seat-kilometers (ASK)	2,432	2,500	(2.7%)	11,220	11,621	(3.4%)
Load factor (%)	85.4%	85.9%	-0.5	82.0%	81.6%	0.4

Cargo operations (in millions)
	August			Cumulative
Total Group	2006	2005	%	2006-07	2005-06	%
Revenue tonne-km (RTK)	863	844	2.3%	4,504	4,357	3.4%
Available tonne-km (ATK)	1,408	1,386	1.6%	6,985	6,819	2.4%
Load factor (%)	61.3%	60.9%	0.4	64.5%	63.9%	0.6

Europe (including France)
Revenue tonne-km (RTK)	6	9	(27.5%)	34	39	(13.7%)
Available tonne-km (ATK)	48	52	(8.2%)	241	248	(2.8%)
Load factor (%)	13.5%	17.1%	(3.6)	13.9%	15.7%	(1.7)

America (North & South)
Revenue tonne-km (RTK)	299	289	3.5%	1,522	1,504	1.2%
Available tonne-km (ATK)	476	480	(0.8%)	2,328	2,393	(2.7%)
Load factor (%)	62.9%	60.2%	2.6	65.4%	62.9%	2.5

Asia / Pacific
Revenue tonne-km (RTK)	426	432	(1.5%)	2,250	2,209	1.8%
Available tonne-km (ATK)	644	629	2.5%	3,251	3,069	5.9%
Load factor (%)	66.0%	68.8%	(2.7)	69.2%	72.0%	(2.8)

Africa / Middle East
Revenue tonne-km (RTK)	88	75	16.7%	462	384	20.5%
Available tonne-km (ATK)	155	142	9.3%	758	670	13.1%
Load factor (%)	56.6%	53.0%	3.6	61.0%	57.3%	3.7

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	44	38	15.4%	237	222	6.7%
Available tonne-km (ATK)	85	84	1.4%	408	439	(7.0%)
Load factor (%)	52.2%	45.8%	6.4	58.0%	50.5%	7.5

Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements. which include. but are not limited to. statements concerning the financial condition. results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks. uncertainties and other factors. many of which are outside of Air France-KLM’s control and are difficult to predict. that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including. among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers. suppliers and strategic partners; increases in aircraft fuel prices; and other economic. business. competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings. including its Annual Reports on Form 20-F for the year ended March 31, 2006. Air France-KLM undertakes no obligation to update or revise any forward-looking statement. whether as a result of new information. future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: September 7, 2006	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations